aaB



16012538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8-52512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE CAPITAL GROUP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1220 PONTIAC AVE., STE 301
(No. and Street)

CRANSTON (City) RI (State) 02920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY MISBIN 401-943-2210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANDLER & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

144 GOULD ST., STE 204 (Address) NEEDHAM, (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PD

OATH OR AFFIRMATION

I, BARRY MISBIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE CAPITAL GROUP SECURITIES, INC., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA SASSI
Notary Public, State of Rhode Island
My Commission Expires Nov. 10, 2019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CAPITAL GROUP SECURITIES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2015

WITH

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

THE CAPITAL GROUP SECURITIES, INC.
For the Year Ended December 31, 2015

Table of Contents

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
The Capital Group Securities, Inc.

We have audited the accompanying statement of financial condition of The Capital Group Securities, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of The Capital Group Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Capital Group Securities, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in the Schedule of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of The Capital Group Securities, Inc.'s financial statements. The supplementary information is the responsibility of The Capital Group Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sandler Company PC

Needham, Massachusetts
February 20, 2016

THE CAPITAL GROUP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$	15,939
Deposits with clearing organization		41,489
Commissions receivable		122,895
TOTAL ASSETS	$	180,323

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	5,400
TOTAL LIABILITIES		5,400
Stockholders' Equity:		
Common stock, no par value, authorized 2,000 shares, issued and outstanding, 100 shares		50,000
Additional paid-in capital		52,000
Retained earnings		72,923
Total stockholders' equity		174,923
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	180,323

The accompanying notes are an integral part of these financial statements.

THE CAPITAL GROUP SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

Revenue:	
Commission income	$ 992,101
Expenses:	
Compensation	595,000
Administrative and occupancy	180,000
Professional fees	9,050
Licenses and permits	4,947
Other expenses	1,586
Total expenses	790,583
Income from operations	201,518
Other income:	
Interest income	49
Total other income	49
Net income	$ 201,567

The accompanying notes are an integral part of these financial statements.

THE CAPITAL GROUP SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2015

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2014	100	$ 50,000	$ 52,000	$ 71,356	$ 173,356
Net income	-	-	-	201,567	201,567
Stockholder distributions				(200,000)	(200,000)
Balance at December 31, 2015	100	$ 50,000	$ 52,000	$ 72,923	$ 174,923

The accompanying notes are an integral part of these financial statements.

THE CAPITAL GROUP SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

Cash Flows From Operating Activities:	
Net income	$ 201,567
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in commissions receivable	9,141
Increase in deposits with clearing organizations	(12,723)
Decrease in accounts payable	(2,900)
Net Cash Provided By Operating Activities	195,085
Cash Flows From Financing Activities:	
Distributions to shareholders	(200,000)
Net Cash Used In Financing Activities	(200,000)
Net Decrease In Cash and Cash Equivalents	(4,915)
Cash and cash equivalents, beginning of year	20,854
Cash and cash equivalents, end of year	$ 15,939

The accompanying notes are an integral part of these financial statements.

Note 1: Summary of Significant Accounting Policies

Nature of Operations – The Capital Group Securities, Inc. ("the Company"), was incorporated in the state of Rhode Island in 1999. The Company is a registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC")

The Company is engaged in business as a securities broker-dealer, and provides various trading and brokerage services.

Since the Company does not maintain possession or control of any customer funds or securities, it is exempt from the requirements of SEC Rule 15c3-3.

Basis of Accounting - The Company's financial statements include the accounts of the Company prepared on the accrual basis of accounting.

Revenue Recognition – Commission revenues are recorded on a settlement date basis. Trail fees from mutual funds and variable annuities are reported on the accrual basis.

Commissions Receivable - Commissions receivable consist primarily of revenues earned but not yet received from the sale of mutual funds and variable annuities. Based on management's evaluation, no allowance for doubtful accounts is deemed necessary. Commissions receivable are generally collected within 30 days of the trade settlement date. At December 31, 2015, the Company's commissions receivable balance was $122,895. None of the Company's receivables were outstanding more than sixty days.

Cash and Cash Equivalents - For purposes of the Statement of Cash Flow, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 1: Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under subchapter S of the Internal Revenue Code. As an S corporation, the Company generally does not pay corporate income taxes. Instead, the Company's stockholders report the taxable income or loss and other items of tax significance on their individual income tax return.

In accordance with FASB ASC 740, *Income Taxes*, management is required to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, the Company's income tax positions would be sustained, including the position that the Company continues to qualify as an S Corporation for both federal and state income tax purposes.

Based on the evaluation, if it were more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as operating losses. No interest or penalties have been accrued or charged to expense for the year ended December 31, 2015.

The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. The earliest year still open and subject to examination is 2012.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $51,198, which was $46,198 in excess of its required net capital requirement of $5,000. The Company's net capital ratio was 0.11 to 1.

Note 3: Related Party Transaction

Effective January 1, 2005 and amended November 18, 2013, the Company entered into an expense sharing agreement with The Capital Group Financial Advisors, Inc. whereby the Company pays the monthly sum of $15,000 in the form of a management fee in consideration of rent, utilities, administrative salaries, and other general and administrative expenses paid on behalf of the Company. For the year ended December 31, 2015 the Company incurred a total of $180,000 in such fees which is reported as administrative and occupancy on the statement of operations. In addition, the Company agrees to pay the monthly sum of $20,000

Note 3: Related Party Transaction (continued)

in consideration of officers' salaries to The Capital Group Financial Advisors, Inc. The Company may pay, on a monthly, quarterly, or annual basis, a bonus for officers' salaries. For the year ended December 31, 2015, total compensation including bonuses totaled $595,000.

The stockholders of The Capital Group Financial Advisors, Inc. own 100% of the outstanding stock of the Company.

Note 4: Concentrations of Credit and Economic Risk

The Company is engaged in various trading and brokerage activities whose counterparties primarily include financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash deposits at various financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk with its cash deposits, which at times may exceed federally insured limits.

At December 31, 2015, the carrying amount of the Company's deposits was $15,939 and the bank balance was $195,939 of which the entire amount was covered by federal depository insurance.

Note 5: Commitments

On January 13, 2012, the Company entered into an agreement with a clearing organization whereby the clearing organization offers certain execution and related services for transactions in securities. The agreement stipulates that the Company will maintain a $25,000 escrow deposit.

Total deposits help by the clearing organization as of December 31, 2015 was $41,489 and is reported as deposits with clearing organization of the statement of financial position.

Note 6: Subsequent Events

Management has evaluated subsequent events through February 20, 2016, the date which the financial statements were available to be issued.

No significant events have been identified that would require adjustment of or disclosure in the accompanying financial statement.

Note 7: Commitments and Contingent Liabilities

The Company has no commitments or contingent liabilities as of December 31, 2015.

SUPPLEMENTARY INFORMATION

THE CAPITAL GROUP SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2015

Net Capital	
Total Stockholders' Equity	$ 174,923
Deductions and/or charges	
Non allowable assets	
Commissions receivable allocation	(122,895)
Net Capital, Before Haircuts on Securities Portion	52,028
Haircuts on securities	
Money market funds	(830)
Net Capital	$ 51,198
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 5,400
Total Aggregate Indebtedness	$ 5,400
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 5,000
Net capital in excess of requirement	$ 46,198
Net capital less greater of 10% of total aggregate indebtedness of 120% of minimum dollar net capital	$45,198
Ratio of aggregate indebtedness to net capital	0.11 to 1

Reconciliation with the Company's computation of net capital (included in Part II of Form X-17A-5) as of December 31, 2015:

Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS Report	$ 51,198
Net audit adjustments	0
Increase in non-allowable haircuts	0
Net Capital per above	$ 51,198

There were no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2015.

See independent accountant's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2015

The Capital Group Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

THE CAPITAL GROUP SECURITIES, INC.
SUPPLEMENTAL REVIEW OF EXEMPTION REPORT
DECEMBER 31, 2015

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) The Capital Group Securities, Inc. identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which The Capital Group Securities, Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3: (2)(ii) (the "exemption provision") and (2) The Capital Group Securities, Inc. stated that The Capital Group Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. The Capital Group Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Capital Group Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler & Company PC

Needham, Massachusetts
February 20, 2016

The Capital Group Securities, Inc.

Exemption Report

The Capital Group Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).To the best of its knowledge and belief, the Company states the following:

> The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

The Capital Group Securities, Inc.

I, Barry Misbin, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

By:  President

2/20/16

THE CAPITAL GROUP SECURITIES, INC.
SUPPLEMENTAL SIPC REPORT
DECEMBER 31, 2015

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures Related to an
Entity's SIPC Assessment Reconciliation

To the Board of Directors of
The Capital Group Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation ("SIPC") Assessments and Payments of The Capital Group Securities, Inc. ("the Company") for the year ended December 31, 2015, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries which included the check register and copies of checks, noting no differences;

(ii) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the same period, noting no differences;

(iii) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sandler & Company PC

Needham, Massachusetts
February 20, 2016

THE CAPITAL GROUP SECURITIES, INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
YEAR ENDED DECEMBER 31, 2015

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-6 general assessment for the first half of the year ended December 31, 2015	N/A	$ -	$ -
SIPC-7 general assessment for the fiscal year ended December 31, 2015	N/A	-	-
		$ -	$ -

Name of collection agent: Financial Industry Regulatory Authority